Mail Stop 4561

September 26, 2008

Mr. Terunobu Maeda
President & Chief Executive Officer
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

> **Re:** **Mizuho Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed September 4, 2008**
> **File No. 001-33098**

Dear Mr. Maeda:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2008:

Operating and Financial Review and Prospects

Financial Condition

Allowance for Loan Losses, page 92

1.   We note your disclosure on page 113 that in the fiscal year ended March 31, 2007 under U.S. GAAP you took additional impairments of loans to borrowers whose credit ratings under your internal rating system declined after the accounting closing of your consolidated financial statements under Japanese GAAP. Please describe for us the circumstances and timing of events leading to the rating decline that you determined should be considered as of March 31, 2007. Please refer to AU Section 560.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Basis of presentation and summary of significant accounting policies

Accounting change, page F-11

2.   We note your disclosure regarding the change in method of depreciating premises and equipment effective April 1, 2007. Please provide us with your analysis describing how you determined that the new method is preferable, including a description of how the pattern of asset usage has changed and the timing of such change. Refer to paragraphs 5 and 13 of SFAS 154.

3.   Please tell us why you believe retrospective application of the change in accounting principle was impracticable. Refer to paragraphs 7 – 11 of SFAS 154.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Terunobu Maeda
Mizuho Financial Group, Inc.
9/26/2008
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant